OMB APPROVAL






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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. __)*



                      Ultramar Diamond Shamrock Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  904 000 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 25, 1997 (1)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

         | | Rule 13d-1(b)
         |X| Rule 13d-1(c)
         | | Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(1)  The information contained herein has been filed previously on Schedule 13D.



                                Page 1 of 7 Pages

                                       13G
CUSIP No. 904 000 10 6                                        Page 2 of 7 Pages

         NAME OF REPORTING PERSON
    1
         TotalFinaElf, S.A.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------

       NUMBER OF                          SOLE VOTING POWER
         SHARES         5
      BENEFICIALLY                        49,306
        OWNED BY    ------------------------------------------------------------
          EACH                            SHARED VOTING POWER
       REPORTING        6
         PERSON                           7,000,803
          WITH      ------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                        7
                                          49,306
                    ------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                        8
                                          7,000,803
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

         7,050,109
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                           |_|

--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.11%
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
CUSIP No. 904 000 10 6                                        Page 3 of 7 Pages


         NAME OF REPORTING PERSON
    1
         Total Finance, S.A.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------

       NUMBER OF                          SOLE VOTING POWER
         SHARES         5
      BENEFICIALLY                        -0-
        OWNED BY    ------------------------------------------------------------
          EACH                            SHARED VOTING POWER
       REPORTING        6
         PERSON                           7,000,803
          WITH      ------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                        7
                                          -0-
                    ------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                        8
                                          7,000,803
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

         7,000,803
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                                           |_|

--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.05%
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  Ultramar Diamond Shamrock Corporation


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  6000 North Loop 1604 West
                  San Antonio, Texas 78249-1112

Item  2(a),  (b) and (c).    Name of  Person  Filing;  Address  of  Principal
                             Business Office or, if None, Residence; and
                             Citizenship:

     This statement is being filed by (i) TotalFinaElf, S.A. (formerly known as Total), a company organized under the laws of France and (ii) Total Finance, S.A., a holding company organized under the laws of France. TotalFinaElf and Total Finance are hereinafter collectively referred to as the "Reporting Persons."

     TotalFinaElf. TotalFinaElf's principal business is oil, gas and chemicals. The address of TotalFinaElf's principal business and office is 2, place de la Coupole, La Defense 6, 92078 Paris La Defense Cedex, France.

     Total Finance. Total Finance's principal business is to hold certain investments on behalf of TotalFinaElf. The address of Total Finance's principal business and office is 2, place de la Coupole, La Defense 6, 92078 Paris La Defense Cedex, France. As of December 22, 2000, 100% of the voting shares of Total Finance were owned by TotalFinaElf.


Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share


Item 2(e).        CUSIP Number:

                  904 000 10 6


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) |_| Broker or Dealer  registered  under Section 15 of the Exchange Act.
     (b) |_| Bank as  defined  in  Section  3(a)(6)  of the  Exchange  Act.
     (c) |_| Insurance  company as defined in Section  3(a)(19) of the Exchange
             Act.
     (d) |_| Investment company registered under Section 8 of the Investment Company Act.
     (e) |_| An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j) |_| Group, in accordance with Rule 13d-1(b)(l)(ii)(J).


Item 4.           Ownership

     At the close of business on December 22, 2000, TotalFinaElf beneficially owned 49,306 shares of Common Stock of Ultramar Diamond Shamrock Corporation representing approximately 0.06% of the outstanding shares of Common Stock. TotalFinaElf has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by it.


                                Page 4 of 7 Pages

     At the close of business on December 22, 2000, Total Finance beneficially owned 7,000,803 shares of Common Stock of Ultramar Diamond Shamrock Corporation representing approximately 8.05% of the outstanding shares of Common Stock. Total Finance is a wholly owned subsidiary of TotalFinaElf. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, TotalFinaElf may be deemed to beneficially own and to share the power to vote and dispose of the shares of Common Stock owned by Total Finance.


Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.


Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.


Item 9.     Notice of Dissolution of the Group

            Not Applicable.


Item 10.    Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 7 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                               TOTALFINAELF, S.A.


                               By:    /s/  Robert Castaigne
                                   --------------------------------------------
                                         Robert Castaigne
                                         Chief Financial Officer


Date: December 22, 2000

                               TOTAL FINANCE

                               By:    /s/  Charles Paris de Bollardiere
                                   --------------------------------------------
                                         Charles Paris de Bollardiere
                                         Chairman and Chief Executive Officer


Date: December 22, 2000




                                Page 6 of 7 Pages

                                                                      EXHIBIT A


                             JOINT FILING AGREEMENT

                                December 22, 2000



     Each of the undersigned (the "Filing Persons") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Act"), in connection with their beneficial ownership of Common Stock of Ultramar Diamond Shamrock Corporation.

     The Filing  Persons state that they are each entitled to  individually  use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

     The Filing Persons are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.




                                TOTALFINAELF, S.A.


                                By:       /s/  Robert Castaigne
                                    -----------------------------------
                                          Robert Castaigne
                                          Chief Financial Officer


Date: December 22, 2000

                                TOTAL FINANCE

                                By:  /s/  Charles Paris de Bollardiere
                                    -----------------------------------
                                     Charles Paris de Bollardiere
                                     Chairman and Chief Executive Officer


Date: December 22, 2000

                                Page 7 of 7 Pages